EXHIBIT 77D
for IDS High Yield Tax - Exempt Fund, Inc.


At the Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

The Fund will not pledge or mortgage its assets beyond 15% of total assets. If the Portfolio were ever to do so, valuation of the pledged or mortgaged assets would be based on market values. For purposes of this policy, collateral arrangements for margin deposits on a futures contract are not deemed to be a pledge of assets.

The Fund will not invest more than 5% of its total assets in securities whose issuer or guarantor of principal and interest has been in operation for less than three years.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in voting securities, securities of investment companies or exploration or development programs such as oil, gas or mineral leases.

The Fund will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and of American Express Financial Corporations (AEFC) hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Portfolio will not purchase securities of that issuer.